SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 26, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

26 April 2023

Smith & Nephew plc (the "Company")

The Company announces the results of the voting by poll on the resolutions put to its Annual General Meeting ("AGM") held at 12:00 noon on Wednesday 26 April 2023.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions
1. To receive the audited accounts	670,483,258	99.84%	1,058,703	0.16%	671,541,961	76.89%	9,397,275
2. To approve the Directors' Remuneration Policy	643,583,465	94.55%	37,067,165	5.45%	680,650,630	77.93%	276,215
3. To approve the Directors' Remuneration Report (excluding Policy)	641,046,658	94.20%	39,445,391	5.80%	680,492,049	77.92%	435,096
4. To declare a final dividend	679,133,122	99.75%	1,695,345	0.25%	680,828,467	77.95%	109,375
5. To elect Rupert Soames OBE	680,002,485	99.92%	567,599	0.08%	680,570,084	77.92%	198,284
6. To re-elect Erik Engstrom	667,030,343	98.01%	13,572,406	1.99%	680,602,749	77.93%	162,923
7. To re-elect Jo Hallas	679,391,215	99.87%	906,923	0.13%	680,298,138	77.89%	472,592
8. To re-elect John Ma	679,750,850	99.92%	535,182	0.08%	680,286,032	77.89%	485,842
9. To re-elect Katarzyna Mazur- Hofsaess	679,545,034	99.86%	977,461	0.14%	680,522,495	77.92%	248,833
10. To re-elect Rick Medlock	664,201,587	97.65%	16,009,217	2.35%	680,210,804	77.88%	560,758
11. To re-elect Deepak Nath	679,741,205	99.88%	846,634	0.12%	680,587,839	77.93%	184,193
12. To re-elect Anne-Françoise Nesmes	675,454,792	99.25%	5,119,680	0.75%	680,574,472	77.92%	197,914
13. To re-elect Marc Owen	662,590,157	97.80%	14,906,633	2.20%	677,496,790	77.57%	3,274,826
14. To re-elect Roberto Quarta	594,958,477	90.56%	61,986,117	9.44%	656,944,594	75.22%	23,834,180
15. To re-elect Angie Risley	647,932,913	95.21%	32,631,983	4.79%	680,564,896	77.92%	211,950
16. To re-elect Bob White	679,174,177	99.83%	1,128,451	0.17%	680,302,628	77.89%	476,148
17. To re-appoint the Auditor	676,538,509	99.40%	4,088,994	0.60%	680,627,503	77.93%	151,043
18. To authorise the Directors to determine the remuneration of the Auditor	680,556,167	99.99%	94,529	0.01%	680,650,696	77.93%	133,734
19. To renew the Directors' authority to allot shares	636,109,623	93.47%	44,463,295	6.53%	680,572,918	77.92%	212,577
Special resolutions
20. To renew the Directors' authority for the disapplication of the pre-emption rights	641,803,200	94.31%	38,728,755	5.69%	680,531,955	77.92%	252,211
21. To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	626,819,382	92.11%	53,702,235	7.89%	680,521,617	77.92%	255,866
22. To renew the Directors' limited authority to make market purchases of the Company's own shares	674,838,328	99.17%	5,637,373	0.83%	680,475,701	77.91%	284,918
23. To authorise general meetings to be held on 14 clear days' notice	643,053,116	94.48%	37,584,401	5.52%	680,637,517	77.93%	130,816

The number of ordinary shares in issue on 24 April 2023 at 6pm (excluding shares held in Treasury) was 873,375,066. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the resolutions, passed as Special Business, will be submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 26, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary